WELLS FINANCIAL CORP.
                               2004 ANNUAL REPORT

  Table of Contents
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  Profile and Stock Market Information...................................    1-2

  Selected Consolidated Financial and Other Data.........................      3

  Letter to Stockholders.................................................      4

  Management's Discussion and Analysis of Financial
    Condition and Results of Operations..................................   5-16

  Independent Auditor's Report...........................................     17

  Consolidated Statements of Financial Condition.........................     18

  Consolidated Statements of Income......................................     19

  Consolidated Statements of Stockholders' Equity........................  20-21

  Consolidated Statements of Cash Flows..................................  22-23

  Notes to Consolidated Financial Statements.............................  24-48

  Office Locations.......................................................     49

  Other Corporate Information............................................     50

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

Wells Financial Corp.

Profile

         Wells Financial Corp. (the "Company") is a Minnesota corporation organized in December 1994 at the direction of the Board of Directors of Wells Federal Bank, fsb (the "Bank") to acquire all of the capital stock that the Bank issued upon its conversion from mutual to stock form of ownership. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. At the present time, because the Company does not conduct any active business, the Company does not intend to employ any persons other than officers of the Bank but utilizes the support staff of the Bank from time to time.

         The Bank is a federally chartered stock savings bank headquartered in Wells, Minnesota. The Bank has ten full service offices located in Faribault, Martin, Blue Earth, Nicollet, Freeborn and Steele Counties, Minnesota and Cerro Gordo County, Iowa, and one loan origination office in Dakota County, Minnesota. The Bank was founded in 1934 and its deposits have been federally insured by the Savings Association Insurance Fund ("SAIF") and its predecessor, the Federal Savings and Loan Insurance Corporation ("FSLIC"), since 1934. The Bank is a member of the Federal Home Loan Bank ("FHLB") System. The Bank is a community oriented, full-service retail savings institution. The Bank attracts deposits from the general public and uses such deposits primarily to invest in residential lending on owner occupied properties, home equity loans and other consumer loans. Other lending activities include agricultural real estate, agricultural operating, multi-family residential and commercial real estate loans. Cash in excess of what is needed for lending operations is used to purchase investment securities and to maintain required liquidity. The Bank has three subsidiaries, Greater Minnesota Mortgage (GMM), Wells Insurance Agency
(WIA) and Wells REIT Holding, LLC. GMM originates loans through referrals from community commercial banks and, primarily, sells these loans to the secondary market. WIA is a full service insurance agency that sells property, casualty, life, health and investment products, including mutual funds. Wells REIT Holding, LLC is the holding company of Wells Real Estate Investment Trust, LLC, which invests in real estate loans acquired from the Bank.

Stock Market Information

         Until February 22, 2005, the Company's common stock was traded on the Nasdaq National Market under the symbol "WEFC." However, the Company delisted its common stock from trading on the Nasdaq stock market on February 22, 2005. The common stock now trades in the over-the-counter market under the symbol "WEFP". See "Recent Developments". The following table reflects high and low bid information during the periods shown. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission, and may not represent actual transactions.

                                                                  Dividends Paid
                                                 High     Low       per Share
                                                ------   -----  ---------------

    January 1, 2003 - March 31, 2003            $23.33   $20.63        $0.20
    April 1, 2003 - June 30, 2003               $26.78   $22.35        $0.20
    July 1, 2003 - September 30, 2003           $27.75   $24.38        $0.20
    October 1, 2003 - December 31, 2003         $31.72   $26.80        $0.20
    January 1, 2004 - March 31, 2004            $34.79   $27.66        $0.22
    April 1, 2004 - June 30, 2004               $32.95   $22.00        $0.22
    July 1, 2004 - September 30, 2004           $30.50   $23.00        $0.22
    October 1, 2004 - December 31, 2004         $34.31   $29.25        $0.22

         The number of stockholders of record of common stock as of the record date of March 23, 2005, was approximately 206. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 23, 2005, there were 1,037,988 shares outstanding.

         The Company's ability to pay dividends to stockholders is subject to the requirements of Minnesota law. No dividend may be paid by the Company unless its board of directors determines that the Company will be able to pay its debts in the ordinary course of business after payment of the dividend. In addition, the Company's ability to pay dividends is dependent, in part, upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision ("OTS"). During 2004, 2003 and 2002 the Bank paid $3,628,000 $3,009,000 and $2,020,000 in cash dividends, respectively, to the Company.

Recent Developments

         On September 28, 2004, the Company commenced a modified Dutch auction issuer tender offer for the purchase by the Company of up to 150,000 shares of its common stock. The tender offer expired on December 3, 2004. Stockholders tendered 88,056 shares, or approximately 7.3% of the common shares outstanding. The purchase price was $31.50 per share.

         On January 18, 2005, the Board of Directors declared a one-for-one hundred (1 for 100) reverse stock split. The Board initiated this action to reduce the number of record holders of the Company's common stock to below 300, thereby making the Company eligible for deregistration under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and delisting of the common stock from the Nasdaq Stock Market. Stockholders owning 99 or fewer pre-reverse split shares of the Company's common stock were cashed-out as a result of the reverse stock split and received $31.50 per share in cash for their shares, the same price per share the Company paid to stockholders who tendered in the Company's modified Dutch auction tender offer. Simultaneous with this action, the Board of Directors also declared a one hundred-for-one (100 for 1) forward stock split, which took effect immediately after the reverse stock split, in order to increase the number of issued and outstanding shares of our common stock to pre-reverse stock split levels. The reverse and forward stock splits became effective as of February 22, 2005, at which time the Company deregistered its common stock from the reporting and other requirements of the Exchange Act and delisted the common stock from trading on the Nasdaq Stock Market. As a result of these actions, the Company no longer files periodic reports (i.e., Form 10-KSB, Form 10-QSB, Form 8-K) with the Securities and Exchange Commission ("SEC"). The Company will continue to be subject to certain filing requirements with the SEC (i.e., proxy materials, beneficial ownership reports) under the Exchange Act until May 22, 2005. The Company's common stock is now traded in the over-the-counter market under the symbol "WEFP".

         We intend, at this time, to continue to supply stockholders with an annual report containing audited financial statements and a proxy statement each year, although there is no requirement that we do so. We are no longer subject to any of the SEC's disclosure requirements, however, with respect to such documents.

WELLS FINANCIAL CORP.
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(dollars in thousands, except per share amounts)

 Financial Condition
--------------------------------------------------------------------------------------------------------------
 December 31,                                         2004         2003         2002         2001        2000

Total assets                                      $239,395     $223,805     $220,616    $230,408     $221,848
Loans held for sale                                  3,454        1,997        9,695      10,155        1,955
Loans receivable, net                              205,662      160,049      145,586     160,513      191,137
Securities available for sale                       13,945       27,410       19,856      15,863       16,225
Certificates of deposit                                100          200          200         200          200
Cash and cash equivalents                            5,605       25,318       36,571      38,070        7,606
Deposits                                           167,495      169,662      169,126     180,999      163,582
Borrowed funds                                      41,640       23,000       23,000      23,000       33,500
Stockholders' equity                                26,590       27,868       25,223      23,572       22,341

Summary of Operations
--------------------------------------------------------------------------------------------------------------
Years Ended December 31,                              2004         2003         2002         2001        2000
--------------------------------------------------------------------------------------------------------------

Interest income                                    $12,402      $11,514      $13,865     $16,376      $15,941
Interest expense                                     4,015        4,595        6,247       8,609        9,652
Net interest income                                  8,387        6,919        7,618       7,767        6,289
Provision for loan losses                              120            -           23         180            -
Noninterest income                                   3,745        7,750        5,957       4,290        1,781
Noninterest expense                                  8,627        8,899        7,849       6,175        5,055
Net income                                           2,164        3,540        3,340       3,345        1,765

Other Selected Data
--------------------------------------------------------------------------------------------------------------
Years Ended December 31,                              2004         2003         2002         2001        2000
--------------------------------------------------------------------------------------------------------------

Return on average assets                              0.95%        1.58%        1.47%       1.51%        0.84%
Return on average equity                              7.64%       13.30%       13.31%      15.06%        7.92%
Average equity to average assets                     12.40%       11.89%       11.06%      10.03%       10.57%
Equity to assets                                     11.11%       12.45%       11.43%      10.23%       10.07%
Net interest rate spread (1)                          3.75%        3.16%        3.16%       3.22%        2.57%
Nonperforming assets to total loans (2)               0.34%        0.63%        0.61%       0.55%        0.35%
Allowance for loan losses to total loans              0.44%        0.56%        0.62%       0.59%        0.43%
Allowance for loan losses to nonperforming           150.0%       90.31%      102.37%     107.90%       134.1%
loans (2)
Basic earnings per share                          $   1.87     $   3.12     $   2.84    $   2.91      $  1.41
Diluted earnings per share                        $   1.83     $   3.05     $   2.75    $   2.79      $  1.39
Cash dividends declared per share                 $   0.88     $   0.80     $   0.72    $   0.64      $  0.61


(1) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(2) Nonperforming loans are loans over 90 days past due. Nonperforming assets include nonperforming loans and foreclosed real estate.

To Our Stockholders:

         On behalf of the Board of Directors of Wells Financial Corp., I am pleased to present the annual report for 2004. The last twelve months have been a transition year for Wells Financial Corp. and its subsidiary, Wells Federal Bank.

         During 2004, due to changes in market conditions, Wells Federal Bank experienced a decline in the origination and sale to the secondary market of mortgage loans on single-family dwellings. This resulted in a decline in noninterest income when compared to 2003. However, this decline was partially offset by an increase in net interest income which resulted, primarily, from a $32.4 million increase in the average balance of the loan portfolio when compared to 2003. Market conditions during 2004 allowed management to implement the Bank's business plan to diversify and grow the loan portfolio by emphasizing commercial and agricultural real estate loans, which generally have higher interest rates and shorter terms than residential mortgages. While the Bank showed a marked increase in the loan portfolio during 2004, we feel that our underwriting standards will prevent a decrease in our asset quality.

         On September 28, 2004, Wells Financial Corp. announced its plans to deregister from the Securities and Exchange Commission and delist its common stock from the Nasdaq National Market using a Modified Dutch Auction Tender Offer and, if necessary, a one-for-one hundred (1 for 100) reverse stock split. On December 3, 2004, the Modified Dutch Tender Offer closed. On January 20, 2005, the Company announced the reverse stock split which was effective on February 22, 2005. On that same day the Company filed a Form 15 with the Securities and Exchange Commission deregistering its common stock. The Company now trades over-the-counter under the symbol "WEFP".

         The Board of Directors and management are continually looking for ways to improve profits and add value to the Company. We thank you for your investment and interest in Wells Financial Corp.

Sincerely,


/s/Lonnie R. Trasamar

Lonnie R. Trasamar
President

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(dollars in thousands)

General

         The Company's business activities to date have been limited to its investment in and loan to the Bank and a loan made to the Bank's Employee Stock Ownership Plan ("ESOP") to enable the ESOP to purchase shares of the Company's common stock and, to a lesser degree, investing in securities and deposits in other financial institutions. As a result of the limited operations of the Company, this discussion primarily relates to the Bank. The principal business of the Bank consists of attracting deposits from the general public and using such deposits, together with borrowings to invest in loans and investment securities.

         The Company's primary source of income for 2004 was the Bank's net interest income. The Bank's net interest income, which is the difference between interest income earned on its investment and loan portfolios and interest paid on interest-bearing liabilities, increased during 2004 when compared to 2003. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities (interest rate spread) and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's interest rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. In order to maintain interest rate spread and reduce interest rate risk, management has elected to diversify the Bank's loan portfolio by emphasizing its investment in agriculture and commercial mortgages, commercial operating and term loans and consumer loans. Using this strategy, the Bank was able to increase its loan portfolio during 2004.

         The Company's secondary source of income during 2004 was, primarily, the gain on sale of loans originated for sale. The Company experienced a decrease in the gain on sale of loans originated for sale during 2004 when compared to 2003 due to a decrease in the amount of mortgage loans originated for sale to the secondary market as a result of increases in interest rates.

         The operations of the Bank and the entire thrift industry are significantly affected by prevailing economic conditions, competition, and the monetary and fiscal policies of the federal government and governmental agencies. The demand for and supply of housing, competition among lenders, the level of interest rates, and the availability of funds influence lending activities. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities, and the levels of personal income and savings in the Bank's market area.

(dollars in thousands)

         The Company may from time to time make written or oral "forward-looking statements" including statements contained in this report and in other communications by the Company which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, such as statements of the Company's plans, objectives, estimates and intentions, involve risks and uncertainties and are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rate, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Company and the perceived overall value of the products and services by users, including the features, pricing and quality compared to competitor's products and services; the willingness of users to substitute competitors' products and services for the Company's products and services; the success of the Company in gaining regulatory approval of its products and services, when required; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; acquisitions; changes in consumer spending and savings habits; and the success of the Company at managing the risks involved in the foregoing.

         The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

Critical Accounting Estimates

         The consolidated financial statements include amounts that are based on informed judgments of management. These estimates and judgments are the result of management's need to estimate the effect of matters that are inherently uncertain. Therefore, actual results could vary significantly from the estimates used. Management considers the following items to be the critical accounting estimates contained in the consolidated financial statements.

         Allowance for Loan Loss. The allowance for loan loss is based on management's periodic review of the loan portfolio. In evaluating the adequacy of the allowance for loan loss, management considers factors including, but not limited to, specific loan impairment, historical loss experience, the size and composition of the loan portfolio and current economic conditions. Although management believes that the allowance for loan loss is maintained at an adequate level, there can be no assurance that further additions will not be made to the allowance and that losses will not exceed the estimated amounts.

         Mortgage Servicing Rights. Mortgage servicing rights are capitalized and then amortized over the period of estimated servicing income. Management periodically evaluates its capitalized mortgage servicing rights for impairment. The valuation of mortgage servicing rights are estimated using discounted cash flows based upon estimated prepayment speeds, ancillary income recevied from loan servicing and current interest rates. Changes in these estimates may have a material effect on the valuation of the mortgage servicing rights. Although management believes that the estimates used to determine the value of the mortgage servicing rights are reasonable, future material adjustments may be necessary if economic conditions vary from those used to estimate the value of the mortgage servicing rights.

(dollars in thousands)

Asset/Liability Management

         Net interest income, a primary component of the Bank's net earnings, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Bank has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities or repricing characteristics of its interest-earning assets and interest-bearing liabilities. The matching of the Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on its net portfolio value.

         An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates. These strategies include obtaining longer term fixed rate borrowings at favorable rates and, in periods of lower interest rates, the sale of all qualifying newly originated fixed rate mortgage loans to the secondary market.

         Historically the Bank's lending strategy was focused on the origination of traditional one-to-four family mortgage loans primarily secured by single family residences and consumer, agricultural real estate and agricultural operating loans in the Bank's primary market area. As a method to reduce interest rate risk the Bank has modified the composition of its loan portfolio to have less of an emphasis on mortgage loans on single family residences and a greater emphasis on consumer, agricultural real estate, agricultural operating loans and, over the past few years, commercial real estate and commercial operating loans. Mortgage loans on one-to-four family residences decreased from 26.1% of the Bank's loan portfolio at December 31, 2003 to 22.7% at December 31, 2004 while commercial real estate loans, including mortgages on agricultural real estate, increased from 40.0% of the loan portfolio to 43.5%. Due to the lower than normal interest rate environment during 2002, 2003 and 2004, the Bank elected to sell the majority of the one-to-four family fixed rate loans it originated during those time periods. In addition, the Bank retains servicing on most of the loans that it sells, enabling it to generate additional income and maintain certain economies of scale in loan servicing.

         In order to improve the Bank's interest rate sensitivity, improve asset quality, and provide diversification in the asset mix, the Bank maintains a percentage of its assets in investment securities, which generally have shorter terms to maturity. The Bank's purchase of investment securities is designed primarily for safety of principal and secondarily for rate of return.

         On a weekly basis, the Bank monitors the interest rates of its competitors and sets its interest rates such that its rates are neither the highest nor lowest in its market area. The Bank intends for its rates to be competitive and perhaps slightly above the average rates being paid in its market area. The Bank has sought to remain competitive in its market by offering a variety of products. The Bank attempts to manage the interest rates it pays on deposits while maintaining a stable deposit base and providing quality services to its customers.

(dollars in thousands)

Net Portfolio Value

         The Company measures its sensitivity to interest rate risk (IRR) by using the net portfolio value (NPV) provided by the Office of Thrift Supervision
(OTS). NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point change in market interest rates. The Bank's interest rate risk policy requires a minimum NPV ratio of 6%. The Bank's NPV ratio at December 31, 2004, as calculated by the OTS using information provided by the Bank, exceeds the Bank's interest rate risk policy as outlined in the following table.


                                             Percent of             Change in
  Change Interest     Estimated   Amount of   Estimated    NPV     NPV Ratio(4)
Rates (basis points)     NPV      Change(1)    NPV(2)    Ratio(3) (basis points)
--------------------     ---      ---------    ------    -------- --------------
                      (Dollars in thousands)

       +300            $22,804     $(8,601)      (27)%    9.67%     -293 bp
       +200             26,126      (5,279)      (17)%   10.86%     -174 bp
       +100             29,072      (2,333)       (7)%   11.86%      -74 bp
         --             31,405                           12.60%
       -100             33,084       1,679         5%    13.09%       49 bp


(1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(3)  Calculated as the estimated NPV divided by average total assets.
(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

                                                                 At
                                                            December 31,
                                                                2004
                                                         -------------------

*** Risk Measures: 200 bp rate shock ***

Pre-Shock NPV Ratio: NPV as % of PV of Assets                    12.60%

Exposure Measure: Post-Shock NPV Ratio                           10.86%

Sensitivity Measure: Change in NPV Ratio                          174bp



         The Bank is subject to interest rate risk and, as can be seen above, rising interest rates will reduce the Bank's NPV. During periods of increasing interest rates, the Bank's interest rate sensitive liabilities would reprice faster than its interest rate sensitive assets (repricing periods on adjustable-rate loans affect the repricing of interest rate sensitive assets, with longer repricing periods delaying the repricing of such assets more than shorter repricing periods would delay the repricing of such assets), causing a decline in the Bank's interest rate spread and margin. In times of decreasing interest rates, the value of fixed rate assets could increase in value and the lag in repricing of interest rate sensitive assets could be expected to have a positive effect on the Bank.

Average Balance Sheet (dollars in thousands)

         The following table sets forth certain information relating to the Bank's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. The yields for the periods presented include deferred loan origination fees that are considered adjustments to yield. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material difference in the information presented.

                                                                      Years Ended December 31,
                                     ---------------------------------------------------------------------------------------------
                                                   2004                         2003                            2002
                                     ----------------------------   ----------------------------    ------------------------------
                                                         Average                         Average                         Average
                                       Average           Yield/       Average            Yield/       Average            Yield/
                                       Balance Interest   Cost        Balance  Interest   Cost        Balance  Interest   Cost
                                       ------- --------  --------   ---------  --------  -------    ---------  --------  -------
Interest-earning assets:
   Loans receivable (1)              $ 184,700   11,605    6.28%    $ 152,279  $ 10,295    6.76%    $ 162,622  $ 12,339    7.59%
   Investments (2)                      29,120      797    2.74%       55,704     1,219    2.19%       56,843     1,526    2.68%
                                     ---------- -------- -------- ------------ --------- -------- ------------ --------- --------
      Total interest-earning assets    213,820   12,402    5.80%      207,983    11,514    5.54%      219,465    13,865    6.32%

Noninterest earning assets              14,515                         15,808                           7,324
                                     ----------                   ------------                    ------------
      Total assets                   $ 228,335                      $ 223,791                       $ 226,789
                                     ==========                   ============                    ============
Interest bearing liabilities:
   Savings, NOW and money
      Market accounts                   77,481      571    0.74%       69,256       604    0.87%       57,183       783    1.37%
   Certificates of deposit              89,625    2,038    2.27%      100,699     2,746    2.73%      117,748     4,219    3.58%
   Borrowed funds                       28,932    1,406    4.86%       23,000     1,245    5.41%       23,000     1,245    5.41%
                                     ---------- -------- -------- ------------ --------- -------- ------------ --------- --------
      Total interest bearing           196,038    4,015    2.05%      192,955     4,595    2.38%      197,931     6,247    3.16%
liabilities

Noninterest bearing liabilities          3,977                          4,217                           3,760
                                     ----------                   ------------                    ------------

      Total liabilities                200,015                        197,172                         201,691
Equity                                  28,320                         26,619                          25,098
                                     ----------                   ------------                    ------------
      Total liabilities and equity   $ 228,335                      $ 223,791                       $ 226,789
                                     ==========                   ============                    ============
Net interest income                               8,387                        $  6,919                        $  7,618
                                                ========                       =========                       =========
Interest rate spread (3)                                   3.75%                           3.16%                           3.16%
Net yield on interest earning assets (4)                   3.92%                           3.33%                           3.47%
Ratio of average interest earning
  assets to average interest bearing
  liabilities                                     1.09X                 1.08X                           1.11X
                                                ========          ============                    ============

(1)  Average balances include non-accrual loans and loans held for sale.
(2)  Includes interest-bearing deposits in other financial institutions.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

(dollars in thousands)

Rate/Volume Analysis

         The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume). The combined effects of changes in both rate and volume that cannot be separately identified have been allocated proportionately to the change due to rate and the change due to volume.

                                                           Years Ended December 31,
                                          --------------------------------------------------------------
                                                 2004 vs. 2003                    2003 vs. 2002
                                          -----------------------------    -----------------------------
                                           Increase (Decrease) Due to       Increase (Decrease) Due to
                                          -----------------------------    -----------------------------
                                           Volume      Rate       Net       Volume      Rate       Net
                                          -------    -------    -------    -------    -------    -------
Interest Income:
  Loans receivable                        $ 2,135    $  (825)   $ 1,310    $  (753)   $(1,291)   $(2,044)
  Investments                                (677)       255       (422)       (30)      (277)      (307
                                          -----------------------------    -----------------------------
    Total interest-earning assets           1,458       (570)       888       (783)    (1,568)    (2,351)
                                          -----------------------------    -----------------------------

Interest expense:
  Deposit accounts                           (219)      (522)      (741)      (424)    (1,228)    (1,652)
  Borrowed funds                              298       (137)       161          -          -          -
                                          -----------------------------    -----------------------------
     Total interest-bearing liabilities        79       (659)      (580)      (424)    (1,228)    (1,652)
                                          -----------------------------    -----------------------------

Change in net interest income             $ 1,379    $    89    $ 1,468    $  (359)   $  (340)   $  (699)
                                          =============================    =============================

(dollars in thousands)

Financial Condition

         Total assets increased by $15,590 from $223,805 at December 31, 2003 to $239,395 at December 31, 2004. This increase was primarily the result of increases in loans receivable and loans held for sale being partially offset by a decrease in cash and securities available for sale. Cash and cash received from the sale and principal repayments of securities available for sale was used to fund loan growth.

         Loans held for sale increased from $1,997 at December 31, 2003 to $3,454 at December 31, 2004 due to an increase in the amount of residential loans originated for sale to the secondary market during the last quarter of 2004 when compared to the last quarter of 2003. On December 31, 2003 and December 31, 2004, the Company had firm commitments to sell the loans that were classified as held for sale. Loans receivable increased by $45,613, or 28.5%, from $160,049 at December 31, 2003 to $205,662 at December 31, 2004. The
increase in loans receivable primarily resulted from increases in commercial and agricultural mortgage loans and, to a lesser extent, increases in residential mortgage and consumer loans. In order to improve interest rate spreads, the Company has changed the composition of the loan portfolio to include a greater percentage of commercial and agricultural mortgage loans which generally have higher interest rates and shorter terms than residential mortgages. While management anticipates continued growth of the loan portfolio changes in interest rates and the economy will affect loan originations and the loan portfolio will not likely grow at the rate experienced in 2004.

         In accordance with the Bank's internal classification of assets policy, management evaluates the loan portfolio on a quarterly basis to identify and determine the adequacy of the allowance for loan losses. The increase in the percentage and volume of commercial loans in the Bank's loan portfolio mentioned above could require an increase in the allowance for loan losses in future periods. As of December 31, 2004 and December 31, 2003, the balance in the allowance for loan losses and the allowance for loan losses as a percentage of total loans were $924 and $904 and 0.44% and 0.56%, respectively.

         Loans on which the accrual of interest had been discontinued amounted to $438 and $829 at December 31, 2004 and 2003, respectively. The effect of nonaccrual loans was not significant to the results of operations. The Company includes all loans considered impaired under FASB Statement No. 114 in nonaccrual loans. The amount of impaired loans at December 31, 2004 and 2003 was $35 and $791, respectively.

         Liabilities increased by $16,868, from $195,937 at December 31, 2003 to $212,805 at December 31, 2004. This increase is primarily due to an increase of $18,640 in borrowed funds being partially offset by a $2,167 decrease in deposits.

         Stockholders' equity decreased by $1,278 from $27,868 at December 31, 2003 to $26,590 at December 31, 2004. The decrease in stockholders' equity was primarily the result of treasury stock increasing by $2,749, from $16,391 at December 31, 2003 to $19,140 at December 31, 2004. This increase resulted from the repurchase of 88,056 shares of the Company's common stock in the Company's modified Dutch tender offer that was completed on December 3, 2004. Retained earnings increased by $1,141 which resulted from net income for 2004 of $2,164 being partially offset by the payment of $1,023 in dividends.

(dollars in thousands)

Comparison of Operating Results for the Years Ended December 31, 2004 and 2003

         General. Net income decreased by $1,376, or 38.9% for 2004 when compared to 2003. The decrease in net income was due primarily to a decrease in noninterest income of $4,005 being partially offset by an increase of $1,348 in net interest income after provision for loan losses.

         Interest Income. Interest income increased by $888 for 2004 when compared to 2003. This increase was primarily the result of an increase in interest income from the Company's loan portfolio being partially offset by a decrease in interest income from investment securities and other interest bearing deposits. The changes in interest income from the loan portfolio and investment securities and other interest bearing deposits resulted from changes in the average balances and yields on those interest earning assets. These changes are detailed in the Average Balance Sheet above.

         Interest Expense. Interest expense on deposits decreased by $741, or 22.1% and interest expense on borrowed funds increased by $161, or 12.9% for 2004 when compared to 2003. The changes in interest expense on deposits and borrowed funds resulted from changes in the average balances and interest rates. These changes are detailed in the Average Balance Sheet.

         Net Interest Income. Net interest income increased by $1,468, or 21.2%, for the year ended December 31, 2004 when compared to the year ended December 31, 2003 due to the changes in interest income and interest expense described above.

         Provision for Loan Losses. The provision for loan loss increased by $120 for the year ended December 31, 2004 when compared to the year ended December 31, 2003. The provision reflects management's monitoring of the allowance for loan losses in relation to the size and quality of the loan portfolio and adjusts the provision for loan losses to adequately provide for loan losses. Management determines the amounts of the allowance for loan losses in a systematic manner that includes self-correcting policies that adjust loss estimation methods on a periodic basis. Due to increases in the loan portfolio and changes in the composition of the loan portfolio, it is possible that the provision for loan losses will increase in future periods.

         Noninterest Income. Noninterest income decreased by $4,005, or 51.7% for 2004 when compared to 2003 primarily due to a decrease in the gain on sale of loans originated for sale. Due to low interest rates on residential mortgage loans during 2003, the Company originated and sold to the secondary market a larger volume of loans during 2003 when compared to 2004. During 2004 interst rates on residential mortgages have, generally, increased. If this trend continues, the amount of loan originations and sales to the secondary market will likely decrease, which would result in a reduction in the gain on sale of loans originated for sale in future periods.

         Noninterest Expense. Noninterest expense decreased by $272, or 3.1% for 2004 when compared to 2003. A decrease of $415 in the amortization and valuation adjustments for mortgage servicing rights was partially offset by an increase of $234 in compensation and benefits.

         Income Tax Expense. Income tax expense decreased by $1,009 for the year ended December 31, 2004 when compared to the year ended December 31, 2003. This change was the result of a decrease in income before taxes for 2004 when compared to 2003.

(dollars in thousands)

Comparison of Operating Results for the Years Ended December 31, 2003 and 2002

         General. Net income increased by $200, or 5.99% for 2003 when compared to 2002. The increase in net income was due primarily to an increase in noninterest income of $1,793 being partially offset by a $699 decrease in net interest income and a $1,050 increase in noninterest expense.

         Interest Income. Total interest income decreased by $2,351 from $13,865 for the year ended December 31, 2002 to $11,514 for the year ended December 31, 2003. Interest income on loans decreased by $2,044 for 2003 when compared to 2002 due primarily to a decrease in the yield on the loan portfolio due to market conditions. Also contributing to the decrease in interest income from the loan portfolio was a decrease in the average balance of the loan portfolio during 2003 when compared to 2002. The Bank's loan portfolio increased during the fourth quarter of 2003 which may result in an improvement in interest income from the loan portfolio in future periods. The average yield on the loan portfolio decreased by 0.83% from 7.59% for 2002 to 6.76% for 2003. Interest income and the average yield on investments decreased by $307 and 0.49%, respectively, for 2003 when compared to 2002.

         Interest Expense. Total interest expense decreased by $1,652, or 26.4%, for the year ended December 31, 2003 when compared to the year ended December 31, 2002. Interest expense on deposits decreased by $1,652, or 33.0%, during 2003 when compared to 2002 due, primarily, to a decrease in the average rate paid on deposits from 2.86% for 2002 to 1.97% for 2003. Also affecting interest expense on deposits was a decrease in the average balance of deposits. Interest expense on borrowed funds remained constant for 2003 when compared to 2002.

         Net Interest Income. Net interest income decreased by $699, or 9.2%, for the year ended December 31, 2003 when compared to the year ended December 31, 2002 due to the changes in interest income and interest expense described above.

         Provision for Loan Losses. The provision for loan loss decreased by $23 for the year ended December 31, 2003 when compared to the year ended December 31, 2002. The provision reflects management's monitoring of the allowance for loan losses in relation to the size and quality of the loan portfolio and adjusts the provision for loan losses to adequately provide for loan losses. Management determines the amounts of the allowance for loan losses in a systematic manner that includes self-correcting policies that adjust loss estimation methods on a periodic basis. Due to the increase in the loan portfolio and the changes in the composition of the loan portfolio, it is likely that the provision for loan losses will increase in future periods.

         Noninterest Income. Noninterest income increased by $1,793, or 30.1%, for 2003 when compared to 2002 primarily due to an increase of $611 in the gain on sale of loans originated for sale and an increase of $554 in loan origination and commitment fees. Due to low interest rates on residential mortgage loans during 2003, the Company originated and sold to the secondary market a larger volume of loans during 2003 when compared to 2002. Market conditions during 2003 when compared to 2002 allowed the Company to obtain a more favorable price on the loans sold to the secondary market. These increased prices and an increase in the volume of loans sold to the secondary market are the primary reasons for the increases in the gain on sale of loans originated for sale and loan origination and commitment fees. Changes in interest rates and the amount of loan originations and sales to the secondary market will impact the gain on sale of loans originated for sale and loan origination and commitment fees in future periods.

(dollars in thousands)

         Noninterest Expense. Noninterest expense increased by $1,050, or 13.4%, for the year ended December 31, 2003 when compared to the year ended December 31, 2002 primarily due to a $619 increase in compensation and benefits which resulted from annual compensation adjustments and increases in commissions paid to loan officers for the origination of loans. If loan originations decrease in future periods, it is expected that commissions paid to loan officers will also decrease. Also affecting noninterest expense was a $463 increase in other noninterest expense which resulted primarily from increased costs associated with the increase in loan originations during 2003.

         Income Tax Expense. Income tax expense decreased by $133 for 2003 when compared to 2002. During 2003 the Company was able to reduce its effective income tax rate by using certain tax strategies to reduce its taxable income. The Company expects its current tax rate to remain relatively constant in future periods.

Liquidity and Capital Resources

         The Bank's primary sources of funds are deposits, amortization and prepayment of loans, maturities of investment securities and funds provided from operations. While scheduled loan repayments are a relatively predictable source of funds, deposit flows and loan prepayments are significantly influenced by general interest rates, economic conditions and competition. Due to the amount of the Bank's mortgage loans that were refinanced during the past two years, it is expected that cash flows from the prepayments of mortgage loans will be less than during 2004 and 2003. If needed, the Bank's primary source of funds can be supplemented by wholesale funds obtained through additional advances from the Federal Home Loan Bank system. The Bank invests excess funds in overnight deposits, which not only serve as liquidity, but also earn interest income until funds are needed to meet required loan funding.

         The Bank's most liquid asset is cash, including investments in interest bearing accounts at United Bankers Bank and the FHLB of Des Moines that have no withdrawal restrictions. The levels of these assets are dependent on the Bank's operating, financing and investing activities during any given period. At December 31, 2004 and 2003, the Bank's noninterest bearing cash was $4,222 and $7,663, respectively.

         At December 31, 2004, the Bank had $41,640 in outstanding advances from the FHLB of Des Moines, which have been used to fund loan originations. At December 31, 2004, the Bank had the ability to borrow an additional $11 million based upon the pledged collateral. The Bank has the option of pledging additional collateral which will increase the amount available to borrow.

         During 2002 the Company approved stock buy back programs in which up to 120,000 shares of the common stock of the Company could be acquired. During 2002 the Company bought 80,000 shares of its common stock under this buy back program. No shares were purchased under this program during 2003. On September 28, 2004, the Company commenced a modified Dutch auction issuer tender for the purchase by the Company of up to 150,000 shares of its common stock. The tender offer expired on December 3, 2004. Stockholders tendered 88,056 shares. The purchase price was $31.50 per share. On January 18, 2005, the Board of Directors declared a one-for-one hundred reverse stock split. Stockholders owning 99 or fewer pre-reverse split shares of the Company's common stock were cashed-out as a result of the reverse stock split and received $31.50 per share in cash for their shares. See Recent Developments above.

(dollars in thousands)

         The Bank is required to maintain specified amounts of capital. The capital standards generally require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement and a risk-based capital requirement. At December 31, 2004, the Bank's tangible capital totaled $18,620, or 7.89% of adjusted total assets, and core capital totaled $18,620, or 7.89% of adjusted total assets, which substantially exceeded the respective 1.5% tangible capital and 4.0% core capital requirements at that date by $15,071 and $9,156, respectively, or 6.39% and 3.89% of adjusted total assets, respectively. The Bank's risk-based capital totaled $20,067 at December 31, 2004 or 10.21% of risk-weighted assets, which exceeded the current requirements of 8.0% of risk-weighted assets by $4,338 or 2.21% of risk-weighted assets.

Impact of Inflation and Changing Prices

         The consolidated financial statements and notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Off Balance Sheet Arrangements

         The Company is a party to financial instruments with off-statement of financial condition risk in the normal course of business to meet the financing needs of its customers. These financial instruments include primarily commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

         The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-statement of financial condition instruments.

         Commitments to extend credit on loans totaled approximately $44,894 and $39,440 at December 31, 2004 and 2003, respectively. The portion of commitments to extend credit that related to fixed rate loans is $24,887 and $32,432 as of December 31, 2004 and 2003, respectively.

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but normally includes real estate and personal property.

McGladrey & Pullen
Certified Public Accountants



Independent Auditor's Report



To the Board of Directors and Stockholders
Wells Financial Corp. and Subsidiary
Wells, Minnesota

We have audited the accompanying consolidated statements of financial condition of Wells Financial Corp. and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells Financial Corp. and Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

                                                      /s/McGladrey & Pullen, LLP


Rochester, Minnesota
February 3, 2005, except for Note 20 as to which the date is February 22, 2005



McGladrey & Pullen, LLP is a member firm of RSM International, an affiliation of separate and independent legal entities.

Wells Financial Corp. and Subsidiary

Consolidated Statements of Financial Condition
December 31, 2004 and 2003
(dollars in thousands)

Assets                                                                                    2004               2003
-------------------------------------------------------------------------------------------------------------------
Cash, including interest-bearing accounts
  2004 $1,383; 2003 $17,655 (Note 16)                                                  $  5,605          $  25,318
Certificates of deposit (Note 2)                                                            100                200
Securities available for sale (Note 3)                                                   13,945             27,410
Federal Home Loan Bank Stock, at cost (Note 9)                                            2,133              1,303
Loans held for sale (Note 4)                                                              3,454              1,997
Loans receivable, net of allowance for loan losses of $924 in 2004
  and $904 in 2003 (Notes 4, 9, 15 and 16)                                              205,662            160,049
Accrued interest receivable                                                               1,533              1,209
Premises and equipment (Note 7)                                                           4,212              3,585
Mortgage servicing rights, net (Note 5)                                                   2,515              2,681
Other assets (Note 6)                                                                       236                 53
                                                                                      ----------------------------
    Total assets                                                                      $ 239,395          $ 223,805
                                                                                      ============================

Liabilities and Stockholders' Equity
-------------------------------------------------------------------------------------------------------------------
Liabilities
  Deposits (Note 8)                                                                   $ 167,495          $ 169,662
  Borrowed funds (Note 9)                                                                41,640             23,000
  Advances from borrowers for taxes and insurance (Note 5)                                1,877              1,585
  Deferred income taxes (Note 10)                                                         1,494              1,456
  Accrued interest payable                                                                   38                 34
  Accrued expenses and other liabilities                                                    261                200
                                                                                    ----------------------------
    Total liabilities                                                                   212,805            195,937
                                                                                    ----------------------------

Commitments, contingencies and credit risk (Notes 14, 15, and 16)

Stockholders' Equity (Notes 11 and 13)
  Preferred stock, no par value; 500,000 shares authorized;
    none outstanding                                                                          -                  -
  Common stock, $.10 par value; 7,000,000 shares
    authorized; 2,187,500 shares issued                                                     219                219
  Additional paid-in capital                                                             17,177             17,154
  Retained earnings, substantially restricted                                            28,063             26,922
  Accumulated other comprehensive income                                                    600                525
  Unearned compensation-restricted stock awards                                            (329)              (561)
  Less cost of treasury stock, 2004 1,105,852 shares;
    2003 1,033,673 shares                                                               (19,140)           (16,391)
                                                                                      ----------------------------
    Total stockholders' equity                                                           26,590             27,868
                                                                                      ----------------------------
    Total liabilities and stockholders' equity                                        $ 239,395          $ 223,805
                                                                                      ============================

See Notes to Consolidated Financial Statements.

Wells Financial Corp. and Subsidiary

Consolidated Statements of Income
Years Ended December 31, 2004, 2003 and 2002
(dollars in thousands, except per share data)

                                                                        2004          2003        2002
-------------------------------------------------------------------------------------------------------
Interest and Dividend Income
  Loans receivable:
    First mortgage loans                                             $ 7,036       $ 7,447     $ 9,153
    Consumer and other loans                                           4,569         2,848       3,186
  Investment securities and interest-
    bearing deposits                                                     797         1,219       1,526
                                                                     ---------------------------------
    Total interest income                                             12,402        11,514      13,865
                                                                     ---------------------------------
Interest Expense
  Deposits                                                             2,609         3,350       5,002
  Borrowed funds                                                       1,406         1,245       1,245
                                                                     ---------------------------------
    Total interest expense                                             4,015         4,595       6,247
                                                                     ---------------------------------
    Net interest income                                                8,387         6,919       7,618
  Provision for loan losses (Note 4)                                     120             -          23
                                                                     ---------------------------------
    Net interest income after
      provision for loan losses                                        8,267         6,919       7,595
                                                                     ---------------------------------
Noninterest Income
  Gain on sale of loans orginated for sale                             1,421         5,613       4,447
  Loan servicing fees                                                    962           947         661
  Insurance commissions                                                  643           459         405
  Fees and service charges                                               621           535         370
  Other                                                                   98           196          74
                                                                     ---------------------------------
    Total noninterest income                                           3,745         7,750       5,957
                                                                     ---------------------------------
Noninterest Expenses
  Compensation and benefits (Note 13)                                  4,393         4,159       3,540
  Occupancy (Note 14)                                                  1,070         1,153         885
  Data processing (Note 14)                                              652           575         547
  Advertising                                                            331           293         236
  Amortization and valuation adjustments for
    mortgage servicing rights (Note 5)                                   656         1,071       1,453
  Other                                                                1,525         1,648       1,188
                                                                     ---------------------------------
    Total noninterest expenses                                         8,627         8,899       7,849
                                                                     ---------------------------------
    Income before income taxes                                         3,385         5,770       5,703
Income tax expense (Note 10)                                           1,221         2,230       2,363
                                                                     ---------------------------------
    Net income                                                       $ 2,164       $ 3,540     $ 3,340
                                                                     =================================

Cash dividends declared per share                                    $  0.88       $  0.80     $  0.72
                                                                     =================================

Earnings per share (Note 12):
Basic                                                                $  1.87       $  3.12     $  2.84
                                                                     =================================
Diluted                                                              $  1.83       $  3.05     $  2.75
                                                                     =================================

See Notes to Consolidated Financial Statements.

Wells Financial Corp. and Subsidiary

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2004, 2003 and 2002
(dollars in thousands)

                                                                                         Unearned
                                                                                         Employee   Unearned
                                                                             Accumulated   Stock  Compensation -            Total
                                     Compre-           Additional               Other    Ownership  Restricted              Stock-
                                     hensive    Common  Paid-In    Retained Comprehensive   Plan       Stock      Treasury  holders'
                                     Income     Stock   Capital    Earnings     Income     Shares     Awards       Stock    Equity
------------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 2001                     $ 219  $ 16,932   $ 21,792        $ 745   $ (155)       $ (128)  $ (15,833) $23,572
  Comprehensive Income:
  Net income                          $ 3,340       -         -      3,340            -        -             -           -    3,340
    Other comprehensive income,
    net of tax:
      Unrealized gains on securities,
        net of related taxes                1       -         -          -            1        -             -           -        1
                                    ---------
    Comprehensive income              $ 3,341
                                    =========
  Treasury stock purchases,
    88,860 shares (Note 11)                         -         -          -            -        -             -      (1,771)  (1,771)
  Cash dividends declared
    ($0.72 per share)                               -         -       (845)           -        -             -           -     (845)
  Amortization of unearned
    compensation                                    -         -          -            -        -            81           -       81
  Options exercised,
     54,364 options (Note 13)                       -      (293)         -            -        -             -         689      396
  Award of management stock bonus
    plan shares, 4,375 shares (Note 13)             -        23          -            -        -           (91)         68        -
  Tax benefit related to
    exercised options                               -       152          -            -        -             -           -      152
  Allocated ESOP shares                             -       171          -            -      126             -           -      297
                                              --------------------------------------------------------------------------------------
Balances, December 31, 2002                       219    16,985     24,287          746      (29)         (138)    (16,847)  25,223
  Comprehensive Income:
  Net income                          $ 3,540       -         -      3,540            -        -             -           -    3,540
    Other comprehensive income,
    net of tax:
      Unrealized gains on securities,
        net of related taxes             (221)      -         -          -         (221)       -             -           -     (221)
                                    ---------
    Comprehensive income              $ 3,319
                                    =========
  Cash dividends declared
    ($0.80 per share)                               -         -       (905)           -        -             -           -     (905)
  Amortization of unearned
    compensation                                    -         -          -            -        -           105           -      105
  Options exercised,
    19,569 options (Note 13)                        -      (146)         -            -        -             -         179       33
  Award of management stock bonus
    plan shares, 17,500 shares (Note 13)            -       251          -            -        -          (528)        277        -
  Tax benefit related to
    exercised options                               -        14          -            -        -             -           -       14
  Allocated ESOP shares                             -        50          -            -       29             -           -       79
                                              --------------------------------------------------------------------------------------
Balances, December 31, 2003                       219    17,154     26,922          525        -          (561)    (16,391)  27,868
  Comprehensive Income:
  Net income                          $ 2,164       -         -      2,164            -        -             -           -    2,164
    Other comprehensive income,
    net of tax:
      Unrealized gains on securities,
        net of related taxes               75       -         -          -           75        -             -           -       75
                                    ---------
    Comprehensive income              $ 2,239
                                    =========
  Cash dividends declared
    ($0.88 per share)                               -         -     (1,023)           -        -             -           -   (1,023)
  Amortization of unearned
    compensation                                    -         -          -            -        -           339           -      339
  Options exercised,
     19,261 options (Note 13)                       -      (136)         -            -        -             -         228       92
  Award of management stock bonus
    plan shares, 3,200 shares (Note 13)             -        56          -            -        -          (107)         51        -
  Tax benefit related to exercised
    options and MSBP awards                         -       103          -            -        -             -           -      103
  Treasury stock purchases,
    89,781 shares (Note 11)                         -         -          -            -        -             -      (3,028)  (3,028)
                                              --------------------------------------------------------------------------------------
Balances, December 31, 2004                     $ 219  $ 17,177   $ 28,063        $ 600   $    -        $ (329)  $ (19,140) $26,590
                                              ======================================================================================

                                       20                                                       21

See Notes to Consolidated Financial Statements.

Wells Financial Corp. and Subsidiary

Consolidated Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002
(dollars in thousands)


                                                                              2004           2003           2002
---------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
  Net income                                                             $   2,164      $   3,540      $   3,340
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Provision for loan losses                                                  120              -             23
    Gain on sale of loans                                                   (1,421)        (5,613)        (4,447)
    Amortization and valuation adjustments for
      mortgage servicing rights                                                656          1,071          1,453
  Loss on sale of securities available for sale                                 20              -              -
  Compensation on allocation of ESOP shares                                      -             79            297
  Amortization of unearned compensation                                        339            105             81
  Tax benefit from exercised options and MSBP awards                           103             14            152
  (Gain) loss on sale of foreclosed real estate                                 (3)           (23)             6
  Write-down of foreclosed real estate                                           -              3             30
  Deferred income taxes                                                        (17)           234            151
  Depreciation and amortization on premises
    and equipment                                                              471            357            244
  Amortization of net deferred loan origination fees                           (79)          (117)          (165)
  Amortization of excess servicing fees                                          -              -             16
  Amortization of securities premiums and discounts                            180            158             27
  Loans originated for sale                                                (64,795)      (211,650)      (151,422)
  Proceeds from the sale of loans held for sale                             64,269        223,388        154,547
  Changes in assets and liabilities:
    Accrued interest receivable                                               (324)           178            142
    Other assets                                                               (83)            30             76
    Accrued expenses and other liabilities                                      65           (310)           302
                                                                  ---------------------------------------------
  Net cash provided by operating activities                                  1,665         11,444          4,853
                                                                  ---------------------------------------------

                           (Continued)

Wells Financial Corp. and Subsidiary

Years Ended December 31, 2004, 2003 and 2002
(dollars in thousands)

                                                                              2004           2003           2002
-----------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
  Net (increase) decrease in loans                                         (45,824)       (14,437)        14,792
  Certificates of deposit:
    Maturities                                                                 225            200            200
    Purchases                                                                 (125)          (200)          (200)
  Purchase of Federal Home Loan Bank Stock                                    (830)           (16)             -
  Proceeds from sale of Federal Home Loan Bank Stock                             -            588              -
  Purchase of securities available for sale                                 (2,625)       (27,465)       (18,286)
  Proceeds from sales, maturities and calls of
    securities available for sale (Note 3)                                  16,020         19,378         12,393
  Purchase of premises and equipment                                        (1,098)          (967)        (1,418)
  Proceeds from the sale of foreclosed real estate                              78            325            292
  Investment in foreclosed real estate                                          (5)            (5)            (8)
                                                                   ---------------------------------------------
    Net cash provided by (used in) investing activities                    (34,184)       (22,599)         7,765
                                                                   ---------------------------------------------
Cash Flows From Financing Activities
  Net increase (decrease) in deposits                                       (2,167)           536        (11,873)
  Net increase (decrease) in advances from
    borrowers for taxes and insurance                                          292            238            (24)
  Stock options exercised                                                       92             33            396
  Dividends paid                                                            (1,023)          (905)          (845)
  Proceeds from borrowed funds                                              18,640              -              -
  Purchase of treasury stock                                                (3,028)             -         (1,771)
                                                                   ---------------------------------------------
    Net cash provided by (used in) financing activities                     12,806            (98)       (14,117)
                                                                   ---------------------------------------------
    Net decrease in cash                                                   (19,713)       (11,253)        (1,499)

Cash
  Beginning                                                                 25,318         36,571         38,070
                                                                   ---------------------------------------------
  Ending                                                                $    5,605    $    25,318     $   36,571
                                                                   =============================================
Supplemental Disclosures of Cash Flow Information
  Cash payments for:
    Interest on deposits                                                $    2,605    $     3,366     $    5,027
    Interest on borrowed funds                                               1,406          1,245          1,245
    Income taxes                                                             1,190          1,980          1,942
                                                                   =============================================
Supplemental Schedule of Noncash Investing and
  Financing Activities
  Other real estate acquired in settlement of loans                     $      170    $        91     $      277
  Allocation of ESOP shares to participants                                      -             29            126
                                                                   =============================================

See Notes to Consolidated Financial Statements.

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 1. Summary of Significant Accounting Policies


Principles of consolidation: The accompanying consolidated financial statements include the accounts of Wells Financial Corp., its wholly owned subsidiary, Wells Federal Bank, fsb., and the Bank's wholly owned subsidiaries, Wells Insurance Agency, Inc., Greater Minnesota Mortgage, Inc. and Wells REIT Holding, LLC. All significant intercompany transactions and balances are eliminated in consolidation.

Nature of operations: Operations of Wells Financial Corp. (Company) primarily consist of banking services through Wells Federal Bank, fsb (Bank). Wells Insurance Agency, Inc., is a property and casualty insurance agency. Greater Minnesota Mortgage, Inc., is a mortgage banking company that originates loans through referrals from commercial banks. Wells REIT Holding, LLC is the holding company for the Wells Real Estate Investment Trust which invests in real estate loans acquired from the Bank. The Company serves its customers through the Bank's nine locations in South Central Minnesota and one location in Northern Iowa.

Use of estimates: In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the reporting period. Actual results could differ from those estimates. Two material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of mortgage servicing rights.

Management believes that the allowances for losses on loans are adequate. While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Mortgage servicing rights are subject to change based primarily on changes in the mix of loans, interest rates, prepayment speeds, or default rates from the estimates used in the valuation of the mortgage servicing rights. Such changes may have a material effect on the amortization and valuation of mortgage servicing rights. Although management believes that the assumptions used to evaluate the mortgage servicing rights for impairment are reasonable, future adjustment may be necessary if future economic conditions differ substantially from the economic assumptions used to determine the value of the mortgage servicing rights.

Comprehensive income: Comprehensive income is the total of reported net income and all other revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America bypass reported net income. The Company includes unrealized gains or losses, net of tax, on securities available for sale in other comprehensive income.

Segment disclosures: Operating segments are components of a business about which separate financial information is available and that are evaluated regularly by the Company in deciding how to allocate resources and assessing performance. Public companies are required to report certain financial information about operating segments in interim and annual financial statements. Management evaluates the operations of the Company as one operating segment, community banking, due to the materiality of the community banking operation to the Company's financial condition and results of operations, taken as a whole, and as a result separate segment disclosures are not required. The Company offers the following products and services to customers: deposits, loans and mortgage banking. Revenues for each of these products and services are disclosed separately in the Consolidated Statements of Income.

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 1. Summary of Significant Accounting Policies (Continued)


Cash and cash flows: For the purpose of reporting cash flows, cash includes cash on hand and amounts due from banks (including cash items in process of clearing). Cash flows from loans and deposits are reported net.

Federal Home Loan Bank stock: The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB. The FHLB stock requirement is related to the asset size of the Bank, the amount of advances the Bank has with the FHLB, and to a lesser extent, the amount of loans being serviced by the Bank for FHLB. No ready market exists for the FHLB stock and it has no quoted market value.

Securities available for sale: Securities classified as available for sale includes all equity securities and those debt securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors.

Securities available for sale are carried at fair value. Unrealized gains or losses, net of the related deferred tax effect, are reported as a net amount in accumulated other comprehensive income. Amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income.

Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Declines in the fair value of individual securities below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses.

Loans held for sale: Loans held for sale are those loans the Company has the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans after allocating cost to servicing rights retained. All sales are made without recourse.

Loans receivable: The Company generally originates single-family residential loans within its primary lending area of South Central Minnesota and Northern Iowa. These loans are secured by the underlying properties. The Company is also active in originating agricultural real estate, commercial real estate, commercial operating and secured consumer loans, primarily automobile and home equity loans.

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at the amount of unpaid principal, reduced by an allowance for loan losses and net deferred origination fees. Interest is accrued daily on the outstanding balances.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is generally amortizing these amounts over the contractual life of the related loans, adjusted for estimated prepayments based on the Company's historical prepayment experience.

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 1. Summary of Significant Accounting Policies (Continued)


The Company determines a loan to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. Accrual of interest is discontinued for loans at the time the loan is 120 days delinquent for first mortgage loans or 90 days delinquent for consumer/other loans. All interest accrued but not collected for loans that are placed on nonaccrual status is reversed against interest income. Accrual of interest is generally resumed when the borrower has demonstrated the ability to make all periodic interest and principal payments.


Allowance for loan losses: The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For impaired loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is impaired when it is probable, based on current information and events, the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured on an individual basis based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Loan origination fees and related costs: Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on the Company's historical prepayment experience.

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 1. Summary of Significant Accounting Policies (Continued)


Loan servicing: The Company generally retains the right to service mortgage loans sold to others. The cost allocated to the mortgage servicing rights retained has been recognized as a separate asset and is being amortized in proportion to and over the period of estimated net servicing income.

Mortgage servicing rights are periodically evaluated for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based upon estimated prepayment speeds, ancillary income received from loan servicing and current interest rates. For purposes of measuring impairment, the rights must be stratified by one or more predominant risk characteristics of the underlying loans. The Company stratifies its capitalized mortgage servicing rights based on interest rates and the term of the underlying loans. The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights for each stratum exceeds their fair value.

Foreclosed real estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell at the date of foreclosure. Costs relating to improvement of property are capitalized, whereas costs relating to the holding of property are expensed. Valuations are periodically performed by management and charge-offs to operations are made if the carrying value of a property exceeds its estimated fair value less estimated costs to sell.

Premises and equipment: Land is carried at cost. Bank premises, leasehold improvements, and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. Bank premises and furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 10 to 40 years for bank premises and 3 to 7 years for furniture, fixtures and equipment. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases, generally 7 to 10 years.

Income taxes: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per share: Earnings per basic common share are computed based upon the weighted average number of common shares outstanding during each year. Dilutive per share amounts assume conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce a loss or increase income per common share.

Employee Stock Plans: The Company has three types of stock-based compensation plans, which are described in more detail in Note 13. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost for all of the stock-based compensation plans been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123, Accounting for Stock-Based Compensation):

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands, except per share data)
--------------------------------------------------------------------------------

Note 1. Summary of Significant Accounting Policies (Continued)

                                                                Years Ended December 31,
                                                           -------------------------------
                                                                2004       2003       2002
------------------------------------------------------------------------------------------
Net income:
  As reported                                                $ 2,164    $ 3,540    $ 3,340
  Deduct total stock-based employee compensation
    expense determined under fair value based
    method for all awards, net of related tax effects            (51)      (153)       (28)
                                                            -------------------------------
  Pro forma                                                  $ 2,113    $ 3,387    $ 3,312
                                                            ===============================

Basic earnings per share:
  As reported                                                 $ 1.87     $ 3.12     $ 2.84
  Pro forma                                                     1.83       2.99       2.81

Diluted earnings per share:
  As reported                                                 $ 1.83     $ 3.05     $ 2.75
  Pro forma                                                     1.79       2.92       2.74

Fair value of financial instruments: The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

     Cash: The carrying amounts reported for cash and interest-bearing accounts approximate their fair values.

     Certificates of deposit: The carrying amounts reported for certificate of deposits approximate their fair values.

     Securities available for sale: Fair values for securities available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Federal Home Loan Bank stock:  The carrying amount approximates fair value.

     Loans held for sale: Fair values are based on quoted market prices of similar loans sold on the secondary market.

     Loans and accrued interest receivable: For variable-rate loans that reprice frequently and that have experienced no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The carrying amount of accrued interest receivable approximates its fair value.

     Mortgage servicing rights: Fair values are estimated using discounted cash flows based on current market rates and conditions.

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 1. Summary of Significant Accounting Policies (Continued)


     Deposits and other liabilities: The fair values disclosed for demand deposits and savings accounts are, by definition, equal to their carrying amounts, which represent the amounts payable on demand. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on those certificates. The carrying amounts of advances by borrowers for taxes and insurance and accrued interest payable approximate their fair values.

     Borrowed funds: The fair value of long term fixed rate borrowed funds is estimated by using a discounted cash flow analysis based on current incremental borrowing rates for similar types of borrowing arrangements.

     Off-statement of financial condition instruments: Since the majority of the Company's off-statement of financial condition instruments consist of non fee-producing commitments to originate and sell loans, the Company has determined they do not have a significant fair value.

Derivatives-rate lock commitments: The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitment). Rate lock commitments on loans held for sale are derivatives. Derivative instruments are recognized in the balance sheet at fair value and changes in the fair value thereof are recognized in the statement of income. The Company originates single-family residential loans for sale pursuant to programs primarily with Federal Home Loan Mortgage Corporation (FHLMC). Under the structure of the programs, at the time the Company initially issues a loan commitment in connection with such programs, it does not lock in a specific interest rate. At the time the interest rate is locked in by the borrower, the Company concurrently enters into a forward loan sale agreement with respect to the sale of such loan at a set price in an effort to manage the interest rate risk inherent in the locked loan commitment.

The forward loan sale agreement also meets the definition of a derivative instrument. Any change in the fair value of the loan commitment after the borrower locks in the interest rate is substantially offset by the corresponding change in the fair value of the forward loan sale agreement related to such loan. The period from the time the borrower locks in the interest rate to the time the Company funds the loan and sells it to FHLMC is generally 60 days. The fair value of each instrument will rise or fall in response to changes in market interest rates subsequent to the dates the interest rate locks and forward loan sale agreements are entered into. In the event that interest rates rise after the Company enters into an interest rate lock, the fair value of the loan commitment will decline. However, the fair value of the forward loan sale agreement related to such loan commitment should increase by substantially the same amount, effectively eliminating the Company's interest rate and price risk.

At December 31, 2004, the Company had $2.0 million of loan commitments outstanding related to loans being originated for sale all of which were subject to interest rate locks forward loan sale agreements as described above.

Reclassifications: Certain amounts in the prior year's statements of income have been reclassified to conform to the presentation in the current year financial statements. These reclassifications had no effect on stockholders' equity or net income.

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 2. Certificates of Deposit

Certificates of deposit with a carrying value of $100 at December 31, 2004 and $200 for 2003, had weighted average yields of 1.6% and 1.1%, respectively, and contractual maturities of less than one year.

Note 3. Securities Available for Sale

                                                                   December 31, 2004
                                                 ----------------------------------------------------
                                                                Gross           Gross
                                                   Amortized  Unrealized       Unrealized
                                                     Cost       Gains           Losses    Fair Value
-----------------------------------------------------------------------------------------------------
Mortgage backed securities                          $ 11,272    $     -           $ (120)   $ 11,152
Obligations of states and political
  subdivisions                                         1,645          6              (37)      1,614
Equity securities - FHLMC stock                           16      1,163                -       1,179
                                                 ----------------------------------------------------
                                                    $ 12,933    $ 1,169           $ (157)   $ 13,945
                                                 ====================================================

                                                                   December 31, 2003
                                                 ----------------------------------------------------
                                                                Gross           Gross
                                                  Amortized  Unrealized       Unrealized
                                                     Cost       Gains           Losses    Fair Value
-----------------------------------------------------------------------------------------------------
Mortgage backed securities                          $ 19,121    $    43           $ (129)   $ 19,035
U.S. Government corporations and
  agencies                                             5,549         37              (10)      5,576
Obligations of states and political
  subdivisions                                         1,861          5                -       1,866
Equity securities - FHLMC stock                           16        917                -         933
                                                 ----------------------------------------------------
                                                    $ 26,547    $ 1,002           $ (139)   $ 27,410
                                                 ====================================================

Contractual maturities: The amortized cost and fair value of securities available for sale as of December 31, 2004 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. In addition, equity securities have no maturity. Therefore, these securities are not included in the maturity categories in the following maturity summary.

                                          Amortized Cost          Fair Value
----------------------------------------------------------------------------
Due in one year or less                            $ 140               $ 140
Due in one to five years                             697                 700
Due in over five years                               808                 774
                                        ------------------------------------
                                                   1,645               1,614
Equity securities                                     16               1,179
Mortgage backed securities                        11,272              11,152
                                        ------------------------------------
                                                $ 12,933            $ 13,945
                                        ====================================

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 3. Securities Available for Sale (Continued)

Realized gains and losses: Sales of securities available for sale for the year ended December 31, 2004 of $8,549 resulted in gross realized gains of $22 and gross realized losses of $42. There were no sales of securities for the years ended December 31, 2003 or 2002.

Changes in other comprehensive income - unrealized gains on securities available for sale:

                                                      Years Ended December 31,
                                                    ---------------------------
                                                       2004      2003     2002
-------------------------------------------------------------------------------
Balance, beginning                                    $ 525     $ 746    $ 745
  Unrealized gains (losses) during the year             122      (375)       2
  Less:  reclassification adjustment for net loss
    realized in net income, net of tax effect             8         -        -
  Deferred tax effect relating to unrealized
    appreciation                                        (55)      154       (1)
                                                    ---------------------------
Balance, ending                                       $ 600     $ 525    $ 746
                                                    ===========================


There are ten securities in an unrealized loss position at December 31, 2004. Five securities with losses of $60 have been in a loss position for less than twelve months while five with losses of $97 have been in loss positions for greater than twelve months.

Unrealized losses are deemed to be temporary. Most of these underlying securities consist of mortgage-backed securities. Market fluctuations are caused primarily by changes in interest rates and prepayments of underlying mortgages. Volatility in economic conditions influences the prices of these securities.

Securities with a carrying value of $10,334 and $1,524 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 4. Loans Receivable and Loans Held for Sale


Composition of loans receivable:

                                                                       December 31,
                                                                -------------------------
                                                                     2004          2003
----------------------------------------------------------------------------------------
First mortgage loans (principally conventional):
  Secured primarily by one-to-four family residences              $  45,889     $  40,870
  Secured by other properties, primarily agricultural real estate    90,747        65,509
  Construction                                                       15,914         9,697
                                                                  ------------------------
    Total first mortgage loans                                      152,550       116,076
                                                                  ------------------------
Consumer and other loans:
  Home equity, home improvement and second mortgages                 29,428        21,755
  Agricultural and commercial operating and term loans               10,392         9,421
  Vehicle loans                                                       6,525         6,146
  Other                                                               7,971         7,711
                                                                  ------------------------
    Total consumer and other loans                                   54,316        45,033
                                                                  ------------------------
    Total loans                                                     206,866       161,109
Less:
  Net deferred loan origination fees                                   (280)         (156)
  Allowance for loan losses                                            (924)         (904)
                                                                  ------------------------
    Loan receivable, net                                          $ 205,662     $ 160,049
                                                                  ========================

Allowance for loan losses:

                                          Years Ended December 31,
                                      --------------------------------
                                       2004         2003         2002
----------------------------------------------------------------------
Balance, beginning                    $ 904        $ 908        $ 952
  Provision for loan losses             120            -           23
  Loans charged off                    (110)         (23)         (86)
  Recoveries                             10           19           19
                                      --------------------------------
Balance, ending                       $ 924        $ 904        $ 908
                                      ================================

Nonaccrual and impaired loans: Loans on which the accrual of interest has been discontinued totaled $438, $829, and $428 at December 31, 2004, 2003 and 2002, respectively. The effect of nonaccrual loans was not significant to the results of operations.

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 4. Loans Receivable and Loans Held for Sale (Continued)

Information about impaired and delinquent loans as of and for the years ended December 31, 2004 and 2003 is as follows:

                                                               2004       2003
-------------------------------------------------------------------------------
Total impaired loans                                           $ 35      $ 791
                                                           ====================

Related allowance for loan losses                              $ 19      $ 179
                                                           ====================

Loans past due ninety days or more still accruing interest    $ 179      $ 172
                                                           ====================


Related party loans: The Company has entered into transactions with its executive officers, directors, significant shareholders, and their affiliates (related parties). The aggregate amounts of loans to such related parties at December 31, 2004 and 2003 were $978 and $448, respectively. During 2004, new loans to such related parties were $829 and repayments were $299.

Loans held for sale: As of December 31, 2004 and 2003, the Company's loans held for sale were $3,454 and $1,997, respectively, and consisted of one-to-four family residential real estate loans.


Note 5. Loan Servicing


Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans as of December 31, 2004 and 2003 were $382,575 and $380,445, respectively, and consist of one-to-four family residential real estate loans. These loans are serviced primarily for the Federal Home Loan Mortgage Corporation, Federal Home Loan Bank and Federal National Mortgage Association.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in advances from borrowers for taxes and insurance, were $1,635 and $1,409 at December 31, 2004 and 2003, respectively.

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 5. Loan Servicing (Continued)


Mortgage servicing rights, net of valuation allowance, are summarized as follows:

                                                          2004         2003
----------------------------------------------------------------------------
Balance at beginning of year, net                      $ 2,681      $ 2,179
  Mortgage servicing rights capitalized                    490        1,573
  Amortization expense and valuation adjustments          (656)      (1,071)
                                                     -----------------------
Balance at end of year, net                            $ 2,515      $ 2,681
                                                     =======================


The estimated fair value of mortgage servicing rights was $3,378 and $2,921 at December 31, 2004 and 2003, respectively. Fair values are estimated using discounted cash flows based upon estimated prepayment speeds, ancillary income received from loan servicing and current interest rates.

Changes in the Company's valuation allowance for servicing assets for the years ended December 31 are as follows:

                                                          2004         2003
----------------------------------------------------------------------------
Balance at beginning of year                             $ 215        $ 660
  Provisions for impairment                                  -            -
  Less:  Recoveries                                       (207)        (445)
                                                     -----------------------
Balance at end of year                                     $ 8        $ 215
                                                     =======================


The amortized cost of mortgage servicing rights was $2,523 at December 31, 2004. The following table indicates the estimated future amortization expense for mortgage servicing rights. The estimated amortization expense is based on existing asset balances. Actual amortization expense recognized in future periods may differ significantly depending upon economic conditions, mortgage interest rates, and other matters.


Years ending December 31,
-----------------------------------------------------------------------------
2005                                                                $    794
2006                                                                     611
2007                                                                     467
2008                                                                     353
2009                                                                     262
Thereafter                                                                36
                                                                  -----------
                                                                     $ 2,523
                                                                  ===========

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 6. Foreclosed Real Estate


The Company had investments in real estate acquired through foreclosure or deeded to the Company in lieu of foreclosure of $100 and $-0- as of December 31, 2004 and 2003, respectively. No allowances for losses on foreclosed real estate were required at these dates. The amount of foreclosed real estate is included in other assets in the consolidated statements of financial condition.


Note 7. Premises and Equipment

                                                         December 31,
                                                 ----------------------------
                                                     2004               2003
-----------------------------------------------------------------------------
Land                                              $   264            $   244
Buildings and improvements                          3,527              3,279
Leasehold improvements                                328                111
Furniture, fixtures and equipment                   1,995              2,228
                                                 ----------------------------
                                                    6,114              5,862
Less accumulated depreciation and amortization      1,902              2,277
                                                 ----------------------------
                                                  $ 4,212            $ 3,585
                                                 ============================

Note 8. Deposits

                                                         December 31,
                                                 ------------------------------
                                                      2004                2003
-------------------------------------------------------------------------------
Demand deposits, noninterest bearing             $   6,233           $   5,969
NOW and money market accounts                       43,538              40,619
Savings accounts                                    29,342              30,014
Certificates of deposit                             88,382              93,060
                                                 ------------------------------
                                                 $ 167,495           $ 169,662
                                                 ==============================


The aggregate amount of certificates of deposit over $100 was $4,618 and $7,892 at December 31, 2004 and 2003, respectively.

A summary of scheduled maturities of certificates of deposit is as follows:

Years Ending December 31,
--------------------------------------------------------------------------------
2005                                                                   $ 62,418
2006                                                                     16,022
2007                                                                      9,017
2008                                                                        925
                                                                      ----------
                                                                       $ 88,382
                                                                      ==========

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 9. Borrowed Funds


Maturities of advances from the Federal Home Loan Bank (FHLB) at December 31 are as follows:

                                                                  2004      2003
--------------------------------------------------------------------------------
Fixed-rate advances (with rates ranging from 2.48% to 5.71%)
  Due from one to five years                                 $  25,640  $  5,000
  Due from five to ten years                                    16,000    18,000
                                                            --------------------
                                                             $  41,640  $ 23,000
                                                            ====================

All advances are subject to various prepayment, call, and conversion provisions. The advances are collateralized by FHLB stock, first mortgage loans and securities available for sale with balances exceeding 120% of the amount of the advances.


Note 10. Income Tax Matters


The Company and its subsidiary file consolidated federal income tax returns. The Company is allowed bad debt deductions based on actual charge-offs.

The components of income tax expense (benefit) are as follows:

                                                      Years Ended December 31,
                                                   -----------------------------
                                                    2004       2003      2002
------------------------------------------------------------------------------
Federal:
  Current                                          $ 1,035    $ 1,641   $ 1,659
  Deferred                                             (13)       167       115
                                                   -----------------------------
                                                     1,022      1,808     1,774
                                                   -----------------------------
State:
  Current                                              203        355       553
  Deferred                                              (4)        67        36
                                                   -----------------------------
                                                       199        422       589
                                                   -----------------------------
    Total                                          $ 1,221    $ 2,230   $ 2,363
                                                   =============================

Total income tax expense differed from the amounts computed by applying the statutory U.S. Federal income tax rates to income before income taxes as a result of the following:

                                                      Years Ended December 31,
                                                   -----------------------------
                                                      2004       2003      2002
--------------------------------------------------------------------------------
Computed "expected" tax expense                    $ 1,186    $ 2,020   $ 1,996
State income taxes, net of federal benefit             219        373       369
Effect of graduated rates                              (34)       (58)      (57)
Other                                                 (150)      (105)       55
                                                   -----------------------------
    Income tax expense                             $ 1,221    $ 2,230   $ 2,363
                                                   =============================

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 10. Income Tax Matters (Continued)


The net deferred tax liability included in liabilities in the accompanying consolidated statements of financial condition includes the following amounts of deferred tax assets and liabilities:

                                                   December 31,
                                         -----------------------------
                                            2004               2003
----------------------------------------------------------------------
Deferred tax assets:
  Allowance for loan losses               $    374           $    366
  Management stock bonus plan                   80                 65
  Accrued compensation                          13                 14
  Other                                         20                 22
                                         -----------------------------
                                               487                467
  Less valuation allowance                       -                  -
                                         -----------------------------
    Total deferred tax assets                  487                467
                                         -----------------------------

Deferred tax liabilities:
  Premises and equipment                       301                210
  Securities available for sale                414                359
  FHLB stock                                   131                189
  Mortgage servicing rights                  1,018              1,085
  Deferred loan origination fees                64                 39
  Other                                         53                 41
                                         -----------------------------
    Total deferred tax liabilities           1,981              1,923
                                         -----------------------------
    Net deferred tax liability            $ (1,494)          $ (1,456)
                                         =============================


Retained earnings at December 31, 2004 and 2003 include approximately $1,839 related to the pre-1987 allowance for loan losses for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. If the Bank no longer qualifies as a bank or in the event of a liquidation of the Bank, income would be created for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount for financial statement purposes was approximately $736 at December 31, 2004 and 2003.


Note 11. Stockholders' Equity, Regulatory Capital and Dividend Restrictions


The Company has initiated several stock buy back programs. During 2004, the Company purchased 89,781 shares of its common stock, of which 88,056 were the result of a "going private" tender offer. Shares totaling -0- and 88,860 were purchased during the years ended December 31, 2003 and 2002, respectively.

On January 25, 2005, the Company declared a dividend of $0.24 per common share payable on February 28, 2005 to stockholders of record as of February 14, 2005. The scheduled dividend is approximately $262.

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 11. Stockholders' Equity, Regulatory Capital and Dividend Restrictions (Continued)


The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the Office of Thrift Supervision categorized the Bank as "well capitalized" under the regulatory framework for Prompt Corrective Action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios.

The following table summarizes the Bank's compliance with its regulatory capital requirements:

                                                                                                          Minimum
                                                                               Minimum             To Be Well Capitalized
                                                                              For Capital         Under Prompt Corrective
                                                     Actual                Adequacy Purposes         Action Provisions
                                       ---------------------------------------------------------------------------------
                                               Amount     Percent         Amount     Percent         Amount     Percent
                                       ---------------------------------------------------------------------------------
As of December 31, 2004:
  Tier 1  (core) capital (to
    adjusted total assets)                   $ 18,620      7.89%        $ 9,435       4.00%        $ 11,830       5.00%
  Risk-based capital (to risk-
    weighted assets)                           20,067     10.21%         15,729       8.00%          19,735      10.00%
  Tangible (capital  to
    tangible assets)                           18,620      7.89%          3,549       1.50%             N/A         N/A
  Tier 1 (core) capital (to
    risk-weighted assets)                      18,620      9.47%            N/A         N/A          11,841       6.00%

As of December 31, 2003:
  Tier 1 (core) capital (to
  adjusted total assets)                     $ 19,516      9.01%        $ 8,666       4.00%        $ 10,833       5.00%
  Risk-based capital (to risk-
    weighted assets)                           20,420     12.86%         12,700       8.00%          15,875      10.00%
  Tangible capital (to
    tangible assets)                           19,516      9.01%          3,250       1.50%             N/A         N/A
  Tier 1 (core) capital (to
    risk-weighted assets)                      19,516     12.29%            N/A         N/A           9,525       6.00%

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 11. Stockholders' Equity, Regulatory Capital and Dividend Restrictions (Continued)


Under current regulations, the Bank is not permitted to pay dividends on its stock if its regulatory capital would reduce below (i) the amount required for the liquidation account established to provide a limited priority claim to the assets of the Bank to certain qualifying depositors who had deposits at the Bank and who continue to maintain those deposits after its conversion from a Federal mutual savings and loan association to a Federal stock savings bank pursuant to its Plan of Conversion (Plan) adopted October 19, 1994, or (ii) the Bank's regulatory capital requirements. As a "Tier 1" institution (an institution with capital in excess of its capital requirements, both immediately before the proposed capital distribution and after giving effect to such distribution), after a 30 day notice the Bank may make capital distributions without the prior consent of the Office of Thrift Supervision in any calendar year. However, without consent, capital distributions during a calendar year must not exceed the net income of the Bank during the calendar year plus retained net income for the preceding two years. The Bank declared dividends of $3,628 and $3,009 to the Company during the years ended December 31, 2004 and 2003, respectively.


Note 12. Earnings Per Share (dollars in thousands, except per share data)


A reconciliation of the income and common stock share amounts used in the calculation of basic and diluted earnings per share follows:

                                                        For the Year Ended December 31, 2004
                                                        ------------------------------------
                                                                                 Per Share
                                                           Income       Shares     Amount
------------------------------------------------------------------------------------------
Basic EPS
Net income                                                $ 2,164    1,155,515     $ 1.87
                                                                               ===========
Effect of Dilutive Securities
Stock options                                                   -       25,711
                                                          ---------------------
Diluted EPS
Net income plus assumed conversions                       $ 2,164    1,181,226     $ 1.83
                                                          ================================

                                                        For the Year Ended December 31, 2003
                                                        ------------------------------------
                                                                                 Per Share
                                                           Income       Shares     Amount
------------------------------------------------------------------------------------------
Basic EPS
Net income                                                $ 3,540    1,133,320     $ 3.12
                                                                               ===========
Effect of Dilutive Securities
Stock options                                                   -       27,623
                                                          ---------------------
Diluted EPS
Net income plus assumed conversions                       $ 3,540    1,160,943     $ 3.05
                                                          ================================

                                                        For the Year Ended December 31, 2002
                                                        ------------------------------------
                                                                                 Per Share
                                                           Income       Shares     Amount
------------------------------------------------------------------------------------------
Basic EPS
Net income                                                $ 3,340    1,177,027     $ 2.84
                                                                               ===========
Effect of Dilutive Securities
Stock options                                                   -       36,099
                                                          ---------------------
Diluted EPS
Net income plus assumed conversions                       $ 3,340    1,213,126     $ 2.75
                                                          ================================

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 13. Employee Benefit Plans


Defined Contribution 401(k) Plan: The Bank provides a 401(k) plan which covers substantially all of the Bank's employees who are eligible as to age and length of service. A participant may elect to make contributions of up to 15 percent of the participant's annual compensation. At the discretion of the Board of Directors, the Bank may make matching and other contributions to the plan. Discretionary matching contributions of $64 and $45 (up to 3% of participant annual compensation) were made for the years ended 2004 and 2003, respectively. No contributions were made by the Bank for the year ended December 31, 2002.

Employee Stock Ownership Plan: An Employee Stock Ownership Plan (ESOP) was adopted on April 11, 1995 covering all full-time employees of the Company who have attained age 21 and completed one year of service during which they work at least 1,500 hours.

The Company makes annual discretionary contributions to the ESOP. As these funds are available, the ESOP acquires shares of Company stock, and allocates the shares to ESOP participants. In years through 2003, the ESOP had outstanding debt and owned unallocated shares of stock. These shares were pledged as collateral and deducted from stockholders' equity as unearned ESOP shares. As shares were released from collateral, the Company reported compensation expense equal to the current market price of the shares, and the shares became outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares were recorded as compensation expense. In 2004 and 2003, 2,200 and 1,600 shares, respectively, were purchased and allocated to ESOP participants at a cost of approximately $64 and $48, respectively which was charged to compensation expense for those respective periods ended.

Total compensation expense for the ESOP was $64, $127 and $297 for the years ended December 31, 2004, 2003 and 2002, respectively.

Shares of Company stock held by the ESOP at December 31, 2004 and 2003 are as follows:

                                                   2004               2003
---------------------------------------------------------------------------
Shares released for allocation                  113,629            110,948
Unreleased (unearned) shares                          -                  -
                                        -----------------------------------
                                                113,629            110,948
                                        ===================================

The Company is subject to a put option on ESOP shares distributed to participants. The put option is a right to demand that the Company buy shares of its stock held by the participant for which there is no market. The put price is representative of the fair market value of the stock. The Company must pay for the purchase within a five-year period.

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 13. Employee Benefit Plans (Continued)


Stock Option Plans: The Company, effective November 15, 1995, adopted a stock option plan (1995 Plan). Pursuant to the 1995 Plan, stock options for 218,750 common shares may be granted to directors, officers and key employees of the Bank. The options have a maximum term of 10 years, at the market price on the grant date. Awarded options vest at the rate of 20% per year.

Effective November 18, 2003, the Company approved the Wells Financial Corp. 2003 Stock Option Plan (2003 Plan). Pursuant to the 2003 Plan, stock options for 120,000 common shares may be granted to officers, directors, employees and other persons providing services to the Company. Upon approval of the Plan, the Company reduced the share reserve under the 1995 Plan by 41,375 shares, thereby eliminating any future awards under the 1995 plan. The 2003 Plan options have a maximum term of 10 years, at the market price on the grant date. Awards to non-employee directors are exercisable on the grant date. Awards to employees are generally exercisable on the grant date subject to employment conditions.

Options granted under either Plan may be options that qualify as Incentive Stock Options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not so qualify.

The following is a summary of grants made under the plans:

                                                                           Black-Scholes Assumptions
                                                                -------------------------------------------------
                                                   Estimated                            Risk-Free
                                       Exercise  Fair Value on   Dividend     Price     Interest     Estimated
Grant Date                 Award        Price     Grant Date       Rate    Volatility     rate     Life (years)
-----------------------------------------------------------------------------------------------------------------
1995 Plan
  November 15, 1995     $125,405      $ 11.00         $ 408       0.00%       10.0%       5.65%             6
  September 7, 2000       32,805        12.88           134       4.97%       43.6%       5.58%            10
  September 19, 2000      12,780        13.38            40       4.79%       18.3%       5.97%            10
  July 23, 2002           10,935        20.90            35       3.45%       17.4%       3.56%            10

2003 Plan
  November 18, 2003       36,000        30.15           221       2.70%       15.3%       4.50%            10
  March 16, 2004           7,900        33.38            65       2.64%       22.2%       4.01%            10

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 13. Employee Benefit Plans (Continued)


The status of the Company's fixed stock option plans as of December 31, 2004 and 2003, and changes during the years ended on those dates, are presented below:

                                                                          Years Ended December 31,
                                             -----------------------------------------------------------------------
                                                                 2004                                2003
                                             -----------------------------------------------------------------------
                                                                    Weighted-Average                Weighted-Average
Fixed Options                                         Shares        Exercise Price         Shares   Exercise Price
--------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                       97,547           $ 19.78             81,116       $ 13.18
Granted                                                 7,900             33.38             36,000         30.15
Exercised                                             (19,261)            12.96            (19,569)        12.19
Forfeited                                                (950)            13.38                  -             -
                                             -----------------------------------------------------------------------
Outstanding at end of year                             85,236           $ 22.65             97,547       $ 19.78
                                             =======================================================================


The status of the 85,236 options outstanding at December 31, 2004 is presented below:


                                                                                    Contractual        Number
Date of Award                                             Shares            Price      Life         Exercisable
-------------------------------------------------------------------------------------------------------------------
November 15, 1995                                          2,835          $ 11.00       0.9             2,835
September 7, 2000                                         28,431            12.88       5.7            21,870
September 19, 2000                                         3,509            13.38       5.7             1,596
July 23, 2002                                              6,561            20.90       7.5                 -
November 18, 2003                                         36,000            30.15       9.0            36,000
March 16, 2004                                             7,900            33.38       9.2             7,900

Management Stock Bonus Plan: The Bank adopted a Management Stock Bonus Plan (1995 Plan), which was approved by the Company's stockholders on November 15, 1995. Restricted stock awards covering shares representing an aggregate of up to 4% (87,500 shares) of the common stock issued by the Company in the mutual to stock conversion may be granted to directors and employees of the Bank. These awards vest at the rate of 20% per year of continuous service with the Bank.

The Bank adopted the Wells Federal Bank 2003 Stock Bonus Plan (2003 Plan), which was approved by the Company's stockholders on November 18, 2003. The Company authorized restricted stock awards of up to 50,000 shares to directors, officers and employees of the Bank. Approval of the 2003 Plan reduced the 1995 Plan reserve by 11,473 shares, thereby eliminating any future awards under the 1995 plan. These awards vest at the rate of 25% per year of continuous service with the Bank.

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 13. Employee Benefit Plans (Continued)


The status of shares awarded as of December 31, 2004 and 2003 and the changes during the years ended on those dates is presented below:

                                                     Years Ended December 31,
                                                  ----------------------------
                                                      2004               2003
------------------------------------------------------------------------------
Outstanding at beginning of year                    30,335             18,450
Granted                                              3,200             17,500
Forfeited                                             (320)                 -
Vested                                              (9,685)            (5,615)
                                                  ----------------------------
Outstanding at end of year                          23,530             30,335
                                                  ============================

Unearned compensation cost, recognized in an amount equal to the fair value of the awarded shares at the award date, is recorded in stockholders' equity and amortized to operations as the shares vest. The Bank recorded expense of $339, $105 and $81 relating to this Plan for the years ended December 31, 2004, 2003 and 2002, respectively.


Note 14.          Commitments


The Company leases certain branch facilities under operating leases. Some leases require the Company to pay related insurance, maintenance and repairs, and real estate taxes. The Company also has an agreement with its data processor whereby the processor agrees to provide certain data and item processing services that expire in 2006. The agreement automatically renews in five-year intervals unless terminated by either party. Future minimum rental and data processing commitments under these agreements as of December 31, 2004 are estimated as follows:

Years Ending                              Rental         Data Processing
-------------------------------------------------------------------------
2005                                      $ 206                    $ 558
2006                                        201                      186
2007                                        194                        -
2008                                        173                        -
2009                                        112                        -
                                        ---------------------------------
                                          $ 886                    $ 744
                                        =================================


Total rental expense related to operating leases was approximately $241, $222 and $229 for the years ended December 31, 2004, 2003 and 2002, respectively. Total data processing expense related to servicing agreements was approximately $652, $575 and $547 for the years ended December 31, 2004, 2003 and 2002, respectively.

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 15. Financial Instruments with Off-Statement of Financial Condition Risk


The Company is a party to financial instruments with off-statement of financial condition risk in the normal course of business to meet the financing needs of its customers. These financial instruments include primarily commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-statement of financial condition instruments.

Commitments to extend credit on loans totaled approximately $44,894 and $39,440 at December 31, 2004 and 2003, respectively. The portion of commitments to extend credit that related to fixed rate loans is $24,887 and $32,432 as of December 31, 2004 and 2003, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but normally includes real estate and personal property.


Note 16. Concentrations


Concentration by geographic location: The Company makes agricultural, commercial, residential and consumer loans to customers primarily in South Central Minnesota and Northern Iowa. Although the Company's loan portfolio is diversified, there is a relationship in this region between the agricultural economy and the economic performance of loans made to nonagricultural customers. The Company's lending policies for agricultural and nonagricultural customers require loans to be well-collateralized and supported by cash flows. Collateral for agricultural loans includes equipment, crops, livestock and land. Credit losses from loans related to the agricultural economy are consistent with credit losses experienced in the portfolio as a whole. The concentration of credit in the regional agricultural economy is taken into consideration by management in determining the allowance for loan losses.

Concentration by institution: The nature of the Company's business requires that it maintain amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts. As of December 31, 2004 and 2003, the Company had $363 and $7,409, respectively, on deposit with the FHLB of Des Moines. At December 31, 2004 and 2003, the Company had $5,235 and $17,977, respectively, on deposit with United Bankers Bank.

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 17. Fair Values of Financial Instruments and Interest Rate Risk


The estimated fair values of the Company's financial instruments are as follows:

                                                    December 31,
                                  ---------------------------------------------
                                             2004                   2003
-------------------------------------------------------------------------------
                                    Carrying     Fair       Carrying    Fair
                                    Amount       Value      Amount      Value
                                   ---------------------------------------------
Financial assets
  Cash                                $ 5,605     $ 5,605    $ 25,318   $ 25,318
  Certificates of deposit                 100         100         200        200
  Securities available for sale        13,945      13,945      27,410     27,410
  Federal Home Loan Bank stock          2,133       2,133       1,303      1,303
  Loans held for sale                   3,454       3,454       1,997      1,997
  Loans receivable, net               205,662     203,724     160,049    162,896
  Accrued interest receivable           1,533       1,533       1,209      1,209
  Mortgage servicing rights             2,515       3,378       2,681      2,921

Financial liabilities
  Deposits                            167,495     167,464     169,662    170,425
  Borrowed funds                       41,640      43,238      23,000     25,496
  Advances from borrowers for
  taxes and insurance                   1,877       1,877       1,585      1,585
  Accrued interest payable                 38          38          34         34
                                   =============================================

Interest rate risk: The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change, and that change may be either favorable of unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to manage interest rate risk. However, borrowers with fixed-rate obligations are more likely to prepay in a falling-rate environment and less likely to prepay in a rising-rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising-rate environment and less likely to do so in a falling-rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 18. Financial Information of Wells Financial Corp. (Parent Only)


The Company's condensed statements of financial condition as of December 31, 2004 and 2003 and related condensed statements of income and cash flows for each of the years in the three year period ended December 31, 2004 are as follows:

Condensed Statements of Financial Condition                2004            2003
--------------------------------------------------------------------------------

Assets
  Cash, including deposits with Wells Federal
    Bank, fsb 2004 $4,747; 2003 $867                   $  4,747        $  5,112
  Investment in Wells Federal Bank, fsb                  21,736          22,722
  Accrued interest receivable and other assets              135              34
                                                 -------------------------------
    Total assets                                       $ 26,618        $ 27,868
                                                 =============================--

Liabilities and Stockholders' Equity
  Liabilities                                          $     28        $      -
  Stockholders' equity                                   26,590          27,868
                                                 -----------------------------
    Total liabilities and stockholders' equity         $ 26,618        $ 27,868
                                                 =============================

Condensed Statements of Income           2004           2003           2002
----------------------------------------------------------------------------

Interest income                       $    55        $    22        $    47
Other expenses                           (147)          (131)          (104)
                                     ---------------------------------------
    (Loss) before income taxes            (92)          (109)           (57)
Income tax expense (benefit)              (29)           (52)           (23)
                                     ---------------------------------------
    Net (loss) before dividends
      and equity in undistributed income  (63)           (57)           (34)
      of subsidiary
Dividends received from subsidiary      3,628          3,009          2,020
Earnings of subsidiary in excess of
    (less than) dividends received     (1,401)           588          1,354
                                     ---------------------------------------
Net income                            $ 2,164        $ 3,540        $ 3,340
                                     =======================================

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars in thousands)
--------------------------------------------------------------------------------

Note 18. Financial Information of Wells Corp. (Parent Only) (Continued)

Condensed Statements of Cash Flows                        2004         2003        2002
----------------------------------------------------------------------------------------
Cash Flows From Operating Activities
  Net income                                           $ 2,164      $ 3,540     $ 3,340
  Adjustment to reconcile net income to net cash
    provided by operating activities:
  Earnings of subsidiary in excess of
    (less than) dividends received                       1,401         (588)     (1,354)
  Tax benefit from exercised options                        70           14         152
  Tax benefit from MSBP award                               33            -           -
  Increase in other liabilities                             28            -           -
  (Increase) decrease in
    receivables and other assets                          (102)       1,009        (132)
                                                     -----------------------------------
  Net cash provided by
    operating activities                                 3,594        3,975       2,006
                                                     -----------------------------------
Cash Flows From Financing Activities
  Payments relating to ESOP stock                            -           29         126
  Exercise of stock options                                 92           33         396
  Purchase of treasury stock                            (3,028)           -      (1,771)
  Dividends paid                                        (1,023)        (905)       (845)
                                                     -----------------------------------
    Net cash used in financing activities               (3,959)        (843)     (2,094)
                                                     -----------------------------------
    Net increase (decrease) increase in cash              (365)       3,132         (88)
Cash:
  Beginning of year                                      5,112        1,980       2,068
                                                     -----------------------------------
  End of year                                          $ 4,747      $ 5,112     $ 1,980
                                                     ===================================

Wells Financial Corp. and Subsidiary

Notes to Consolidated Financial Statements
(dollars In thousands)
--------------------------------------------------------------------------------


Note 19. Selected Quarterly Financial Data (Unaudited) (dollars in thousands, except per share data)

                                         Year Ended December 31, 2004
                              -----------------------------------------------
                                  First      Second       Third        Fourth
                              -----------------------------------------------
Interest income                 $ 2,932    $ 3,043      $ 3,106      $ 3,321
Net interest income               1,961      2,087        2,112        2,227
Provision for loan losses             -          -            -          120
Net income                          477        565          471          651
Earnings per share
  Basic                            0.41       0.49         0.40         0.57
  Diluted                          0.40       0.47         0.40         0.56

                                         Year Ended December 31, 2003
                              -----------------------------------------------
                                  First      Second       Third        Fourth
                              -----------------------------------------------
Interest income                 $ 3,000    $ 2,901      $ 2,647      $ 2,966
Net interest income               1,707      1,694        1,570        1,948
Provision for loan losses             -          -            -            -
Net income                          888      1,004        1,135          513
Earnings per share
  Basic                            0.79       0.89         1.00         0.44
  Diluted                          0.77       0.87         0.98         0.43


Note 20. Subsequent Events

As a result of the Board of Directors plan to deregister from the Security Exchange Act of 1934 and delist its common stock from the NASDAQ stock exchange, on February 22, 2005, the Company effected the previously declared one-for-one-hundred reverse stock split, paying $1,196 to redeem fractional shares, followed by a one-hundred-for-one forward stock split. Also, on February 22, 2005, the Company completed the additional filings with the Securities and Exchange Commission (SEC) and NASDAQ Stock market for deregistration and delisting of its common stock. As a result of these actions, the Company will no longer file periodic reports with the SEC and will no longer trade on a National Exchange. Immediately after the forward stock split, the Company has 1,052,116 in common shares outstanding.

                              Wells Financial Corp.

                                Corporate Office
                               53 First Street SW
                                 Wells, MN 56097
                                 (507) 553-3151


                               Wells Federal Bank
                                Office Locations

            Wells, MN Office                         Blue Earth, MN Office
           53 First Street SW                        303 South Main Street
            Wells, MN 56097                          Blue Earth, MN 56013
            (507) 553-3151                             (507) 526-2163

          Mankato,  MN Office                        Fairmont, MN Office
           1601 Adams Street                          1015 Hwy 15 South
         Mankato, MN 56002-4068                       Fairmont, MN 56031
            (507) 345-4558                              (507) 238-4479

         North Mankato, MN Office                    Albert Lea, MN Office
           1800 Commerce Drive                       1710 West Main Street
         North Mankato, MN 56003                     Albert Lea, MN 56007
            (507) 625-1300                              (507) 373-7227

           St. Peter, MN Office                       Owatonna, MN Office
        1618 South Minnesota Avenue                     496 North Street
           St. Peter, MN 56082                         Owatonna, MN 55060
            (507) 931-6100                              (507) 444-0010

          Farmington,  MN Office                     Mason City, IA Office
          115 Elm Street Suite I                     4700 4th Street SW Suite F
           Farmington, MN 55024                       Mason City, IA 50401
             (651) 463-4883                             (641) 424-6691

                              Albert Lea, MN Office
                             Nelson's County Market
                              1619 West Main Street
                              Albert Lea, MN 56007
                                  507-373-9889

                           Other Corporate Information


                   Board of Directors of Wells Financial Corp.

 Randel I. Bichler, Chairman of the Board      David Buesing

 Lonnie R. Trasamar                            Gerald D. Bastian

 Dale E. Stallkamp                             Richard Mueller



              Executive Officers of Wells Financial Corp.

 Lonnie R. Trasamar                            James D. Moll, CPA
 President and Chief                           Treasurer and Principal Financial
 Executive Officer                             and Accounting Officer

 Gerald D. Bastian                             Richard Mueller
 Vice President                                Secretary

                           [GRAPHIC OMITTED]

 Corporate Counsel:                            Independent Auditors:
 Randel I. Bichler, Esq.                       McGladrey & Pullen, LLP
 28 South Broadway                             Suite 400
 Wells, Minnesota  56097                       102 South Broadway
                                                    Rochester, Minnesota  55904

 Special Counsel:                              Transfer Agent and Registrar:
 Malizia Spidi & Fisch, PC                     Registrar and Transfer Company
 1100 New York Avenue, N.W.                    10 Commerce Drive
 Suite 340 West                                Cranford, New Jersey  07016
 Washington, D.C.  20005

                                [GRAPHIC OMITTED]

The Company's Annual Report for the fiscal year ended December 31, 2004 is available without charge upon written request. For a copy of the Annual Report or any other investor information, please write to the Secretary of the Company, at the Company's corporate office in Wells, Minnesota. The annual meeting of stockholders will be held on April 27, 2005 at 4:00 p.m. at the Corporate Offices, 51 First Street SW, Wells, Minnesota.